September 29, 2011

VIA EDGAR

Mr. Jonathan Wiggins

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:      Stifel Financial Corp.

Form 10-K for the year ended December 31, 2010

Filed on February 28, 2011

Form 10-Q for the period ended June 30, 2011

Filed August 9, 2011

File No. 001-09305

Dear Mr. Wiggins:

This letter sets forth the responses of Stifel Financial Corp. (the "Company") to the comments by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter dated September 23, 2011. For your convenience, the text of the Staff's comments is set forth in italics below, followed in each case by our response.

Form 10-Q for the period ended June 30, 2011

Note 15 - Legal Proceedings, page 29

1.   Comment: We note your response to comment 3 from our letter dated September 2, 2011. In your proposed disclosure, you state that you believe such losses will not have a material effect on your company's consolidated financial condition. Please tell us, and revise your disclosure as appropriate, whether such losses will have a material effect on your other financial statements, including your results of operations. If material, please revise in future periodic filings to disclose an estimate of the additional loss or range of loss. Please include your proposed disclosures in your response.

Response:

We have reviewed our disclosure regarding the aggregate range of possible losses in excess of the accrued liability (if any). We advise the Staff that we made the determination that the reasonably possible range of losses in excess of amounts already recognized as of June 30, 2011 (our most recent Quarterly report on Form 10-Q) was immaterial. In response to the Staff's comment, in future filings, beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2011, if the facts continue to support our conclusion that the reasonably possible range of losses in excess of amounts already recognized are immaterial, we will include the following disclosure as it relates to our legal contingencies:

We have established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated.

For matters where a reserve has not been established and for which we believe a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, based on currently available information, we believe that such losses will not have a material effect on our consolidated financial statements.

We will continue to consider the guidance in ASC 450-20-50, based on the facts known at the time of our future filings, as it relates to legal contingencies, and will adjust our disclosures as may be required under the guidance.

****

If you have any questions or comments regarding the above information, do not hesitate to contact the undersigned at (314) 342-2228.

Sincerely,

/s/ James M. Zemlyak

James M. Zemlyak

Senior Vice President, Chief Financial Officer, and Treasurer

(Principal Financial Officer)

cc:        Ronald J. Kruszewski, Chairman, President and Chief Executive Officer

            David M. Minnick, Senior Vice President and General Counsel